Huntington Preferred Capital, Inc. Huntington Center 41 South High Street Columbus, Ohio 43287
Thomas P. Reed
Vice President
614-480-3470
614-480-5284 Facsimile
September 30, 2005
Via EDGAR
Steven Jacobs
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
cc: Howard Efron — Staff Accountant

Re:	Huntington Preferred Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2004
SEC File No. 0-33243
Dear Mr. Jacobs:
     We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated September 16, 2005, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2004. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
     In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate.
Form 10-K for the fiscal year ended December 31, 2004
Ouantitative and Qualitative Disclosures About Market Risk, page 33
1.	Please revise to include the information required by Item 305 of Regulation S-K to quantify the fair value risk associated with your participation interests in fixed rate debt.
Management’s response:
In response to the Staff’s comment, the Staff is supplementally advised that Management believes that its current disclosures comply with Item 305 of Regulation S-K. In accordance with Item 305(a)(I)(ii), page 33 of the Company’s 2004 Form 10-K expresses the potential loss in future earnings resulting from a hypothetical change in interest rates over a selected period of time. However, Management acknowledges that the potential loss in fair values would also be helpful Information for investors and that future filings will provide the sensitivity analysis disclosures that express the potential loss in fair values.

Steven Jacobs
September 30, 2005

Related Party Transactions, page 47
2.	We note that your Class C preferred securities are exchangeable, without shareholder approval, for preferred securities of the Bank. In view of the exchangeability feature, Form 10-K should be amended to include the financial statements of the Bank. Future filing filings on Form 10-Q should include summarized financial information of the Bank.
Management’s response:
In response to the Staff’s comment, the Staff is supplementally advised that the Class C preferred securities are exchangeable into Class C preferred securities of the The Huntington National Bank (the “Bank”) only if both of following conditions are met:
(1) the Bank becomes undercapitalized, the Office of the Comptroller of the Currency (“OCC”) anticipates the Bank will become undercapitalized in the near term, or the Bank is placed in conservatorship or receivership, and
(2) the OCC directs that the exchange take place.
None of the holders of the Company’s Class C preferred securities, the Company or the Bank can require or force such an exchange.
Management believes that the Company’s 2004 Form 10-K fully complies with SEC’s disclosure requirements including the requirement of Regulation S-X. Our bases for this conclusion are as follows.
1.	Even though the Bank’s Class C preferred securities were registered with the OCC at the same time the Company registered its Class C preferred securities with the SEC, the Bank is not required to file current and periodic reports of the type required to be filed by the Company. The Bank is able to rely on an exemption (12 CFR 16.20(c)) which relieves a national bank from the obligation to file such reports if:
a. the national bank is a subsidiary of a one-bank holding company,
b. the financial statements of the national bank and the bank holding company are substantially the same, and
c. the bank holding company files current and periodic reports with the SEC.
The Bank is the sole bank subsidiary of Huntington. Huntington files current and periodic reports with the SEC and is an accelerated filer eligible to use a registration statement on Form S-3 for primary offerings of its securities. As of December 31, 2004, the Bank comprised 98% of Huntington’s assets, 99% of Huntington’s loans, and 100% of Huntington’s deposits, and, for the year ended December 31, 2004, 98% of Huntington’s net income. These percentages are comparable for the period ended June 30, 2005. On May 3, 2001, Huntington was informed by the OCC that the OCC’s rule of thumb for compliance with the “substantially the same” financial statement requirement noted above was 85% of the holding company’s assets. Therefore, Management believes that the Bank qualifies for the exemption from the obligation to file current and periodic reports, including the separate financial statements of the Bank, because Huntington already files substantially the same information with the SEC.
2.	In its Registration Statement of Form S-11, the Bank indicated, “our financial statements and Huntington Bancshares’ financial statements are substantially the same and thus you can obtain important information on an ongoing basis about Huntington Bancshares and us by reviewing Huntington Bancshares’ SEC filings.” The inclusion of the Bank’s financial statements in the Company’s registration statement on Form S-11 was voluntary. There was no requirement for these financial statements to be included in the Company’s registration statement on Form S-11. During the SEC’s review of this registration statement, the Company was asked to “supplementally tell the Staff what exemption from registration the bank is relying upon for the issuance of its preferred shares in the event of an automatic exchange.” Management’s response was that the Bank was “relying on the Section 3(a)(2) exemption from registration under the Securities Act of 1933.” The Staff accepted this explanation. Since that time Huntington has filed periodic

Steven Jacobs
September 30, 2005

reports with the SEC and those periodic reports have updated the Bank’s registration statement on Form S-11. The Company has taken steps to ensure that each of Huntington’s audited financial statement continues to update the information contained in that registration statement.

3.	Management believes that the circumstances under which a conditional exchange could occur would be rare. As indicated, the Bank must be, or be expected to become in the near term, “undercapitalized” or placed in receivership or conservatorship. Under the OCC’s capital adequacy guidelines, the Bank would be considered undercapitalized if its Tier 1 risk-based capital (“RBC”) ratio is below 4%, its Total RBC ratio is below 8%, or its Tier leverage ratio is below 4%. As of June 30, 2005, the Bank’s Tier 1 RBC ratio was 6.76%; its Total RBC ratio was 10.63%; and its Tier 1 leverage ratio was 6.30%. Based on the lowest of these ratios, the Tier 1 leverage ratio, the Bank would have to suffer a $683 million loss of capital for it to be considered undercapitalized. Management of Huntington and Management of the Bank have indicated their intent to keep the regulatory capital ratios above “well-capitalized” minimum levels. In addition, the Bank’s specific regulatory capital ratios were disclosed on page 6 of the Company’s 2004 annual report on Form 10-K and on page 128 of Huntington’s 2004 Annual Report to Shareholders, certain portions of which were filed as an exhibit to Huntington’s Form 10-K for the fiscal year ended December 31, 2004. Huntington’s subsequent quarterly reports indicated that the Bank’s regulatory capital ratios are in excess of the “well capitalized” regulatory minimums (see, for example, page 61 of Huntington’s Form 10-Q for the quarter ended June 30, 2005).

4.	As discussed under the caption “Business Risks” in Item 1, Business of the Company’s 2004 Form 10-K, upon a conditional exchange, “there would likely be a significant loss associated with [the Class C preferred securities].” The risk item discusses the reasons why the Bank’s Class C preferred securities received in such an exchange would be expected to have little value. If the Bank were to become undercapitialized, there would likely be a significant loss associated with the conversion of Class C preferred securities of the Company into Class C preferred securities of the Bank. Management believes that the financial statements of the Bank at the point in time would not provide meaningful additional information to the holders of the Class C preferred securities because, as disclosed, the securities would be significantly reduced in value.
Management acknowledges the Staff’s belief that the Company’s disclosures could be enhanced regarding the conditional exchange of the Class C preferred securities for securities issued by the Bank. As a conditional exchange would result in the holders of Class C preferred securities receiving a security with significantly less value, Management believes that financial information about the probability of a conditional exchange occurring is more meaningful to the security holders. In lieu of including financial statements of the Bank or summarized financial information of the Bank, Management believes that the most relevant financial information is the Bank’s regulatory capital ratios. In future periodic filings, beginning with the Company’s 2005 Third Quarter Form 10-Q, the Company proposes to include and update the following type of information when discussing the exchangeability feature:
“The OCC, as the primary regulator of the Bank, has the ability to cause the exchange of the Company’s Class C preferred securities if the Bank (a) becomes “undercapitalized;” (b) the OCC, in its sole discretion, anticipates that the Bank will become “undercapitalized” in the near term; or (c) the Bank is placed in conservatorship or receivership. In the event of an OCC-directed exchange, each holder of the Company’s Class C preferred securities would receive a Class C preferred security from the Bank.

The Bank would be considered to be “undercapitalized” if: its Tier 1 risk-based capital (“RBC”) ratio is below 4%, its Total RBC ratio is below 8% or its Tier 1 leverage ratio is below 4%. The Bank currently intends to maintain its regulatory capital ratios in excess of the levels it needs to be “well-capitalized” under regulations issued by the OCC. These guidelines, as well as the Company’s regulatory capital ratios at September 30, 2005, and for December 31, 2004, are as follows:

Steven Jacobs
September 30, 2005

	Under-	September 30,		December 31,
	capitalized	2005		2004
Tier 1 RBC ratio	<4%	6.xx	%	6.08%
Total RBC ratio	<8%	10.xx	%	10.16%
Tier 1 leverage	<4%	5.xx	%	5.66%
The Bank is a wholly owned subsidiary of Huntington. Huntington is a one-bank holding company that files annual, quarterly, and current reports, proxy statements, and other information with the SEC, under the Securities Exchange Act of 1934, as amended. The financial statements of the Bank and Huntington are substantially the same and thus investors can obtain important information on an ongoing basis about the Bank and Huntington by reviewing Huntington’s SEC filings. These filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and on the investor relations page of our website at http://www.huntington.com. Any document filed by Huntington with the SEC can be read and copied at the SEC’s public reference facilities. Further information on the operation of the public reference facilities can be obtained by calling the SEC at 1-800-SEC-0330. Copies of these SEC filings can be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. In addition, copies of these SEC filings can also be obtained by written request to Investor Relations, Hungtington Bancshares Incorporated, 41 South High Street, Columbus, Ohio 43287 or by calling 614-480-4060.”
In summary, Management does not believe it is necessary to amend the Company’s Form 10-K for 2004 to include financial statements of the Bank. However, the Company agrees to enhance it future disclosures, as discussed above.
3.	Please help us understand, in sufficient detail, the factors that you considered in determining that your disclosure controls and procedures were effective in light of your reliance on the Bank and its control environment and the recent deficiencies that were identified by the Federal Reserve Bank of Cleveland relating to areas of Huntington Bancshares Inc.’s corporate governance, internal audit, risk management and financial and regulatory reporting.
Management’s response:
In response to the Staff’s comment, the Staff is supplementally advised that the Company’s CEO and CFO considered the following in determining that the Company’s disclosure controls and procedures were effective:
1.	The internal control certifications made by the CEO and CFO of Huntington. Those certifications were that Huntington had effective internal controls over financial reporting, based on the criteria of COSO, even with the issues identified by the Federal Reserve Bank and the Comptroller of the Currency. The Company’s CEO and CFO reviewed detailed results of the testing of Huntington’s key controls. These tests identified no material weakness or significant deficiencies. There were control deficiencies that were identified, which were reviewed by the Company’s CEO and CFO to determine the impact of these deficiencies for the Company.

2.	Deloitte & Touche expressed unqualified opinions on Huntington’s process to assess internal controls and the effectiveness of internal controls over financial reporting as of December 31, 2004.

3.	The detailed results of Huntington’s tests of internal controls over financial reporting. Since the Company’s primary assets are participation interests in loans acquired from the Bank and the Company’s primary source of revenue is the interest and fee income from these participation interests, the scope of the Company’s financial controls and reporting

Steven Jacobs
September 30, 2005

processes are much narrower than those of Huntington. The Company has designated personnel whose primary responsibility is to ensure that all the Company’s entries are accurately and completely recorded, the participation process between the Bank and the Company is correct, and the Company’s accounts are properly reported in the Company’s financial statements and reports filed with the SEC. The Company has also automated interfaces between the loan application systems of the Bank and the Company’s general ledger.

4.	The review and feedback from the Company’s Disclosure Review Committee. The Disclosure Review Committee meets each quarter to ensure that material information relating to the financial and operating condition of the Company is properly reported to its chief executive officer, chief financial officer, internal auditors, and the audit committee in connection with the preparation and filing of periodic reports and the certification of those reports by the chief executive officer and chief financial officer.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure contained in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing response addresses your comments. Please contract me at (614) 480-3470 if you have any questions or would like further information about this response.
Sincerely,

/s/ Thomas P. Reed

Thomas P. Reed
Vice President
Huntington Preferred Capital, Inc.

Copies to	Donald R. Kimble, President, Huntington Preferred Capital, Inc.
Richard A. Cheap, Vice President, Huntington Preferred Capital, Inc.